

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty, Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

Re: **Assured Guaranty Ltd.**
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended September, 2010
File No. 001-32141

Dear Mr. Mills:

We have reviewed your January 7, 2011 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Performance, page 90

1. On page 90, you disclose that premium revenues and net investment income experienced significant growth in 2009 "due primarily to the AGMH Acquisition and strong new business production over the past two years." Given that the vast majority of the increase in your premium revenues relates to your acquisition of AGMH as disclosed on page 105, please provide us draft disclosure to be included in future periodic reports that quantifies in this section the impact of growth associated with the acquisition and with internal growth.

2. Please provide us draft disclosure to be included in future periodic reports that highlights that premium revenue of acquired contracts in the acquisition of AGMH, and therefore related profitability, after the acquisition of AGMH is not indicative of the premium cash

flows under the acquired contracts because your unearned premium revenue for the acquired contracts is based on what would have been charged by a similarly rated insurer at the date of acquisition.

3.   Please provide us draft disclosure to be included in future periodic reports that highlights that, although the fair value of AGMH contracts at acquisition was based on what a hypothetical similarly rated insurer would charge on the acquisition date, there were limited, if any, contracts being written in portions of the portfolio, primarily RMBS securitizations.

Results of Operations, page 103

4.   To the extent that you are comparing and discussing your results of operations for periods that include operations prior to your AGMH Acquisition to periods that include the operations of that acquisition, please provide us draft disclosure to be included in future periodic reports that quantifies the impact of your AGMH Acquisition. This comment applies to each material financial statement caption that you discuss in your results of operations disclosure.

Contractual Obligations, page 157

5.   Please provide us draft disclosure to be included in future periodic reports that clarifies how claims recoveries are considered in your "financial guaranty segment claim payments" line-item. In addition, please clarify what you mean by the statement in footnote three that the amounts presented are "nominal."

Notes to Consolidated Financial Statements
Note 2: AGMH Acquisition
Application of Financial Guaranty Insurance Accounting to the AGMH Acquisition, page 187

6.   Your disclosure here appears to include material information about the operation of your accounting policies and procedures, primarily how and when your record a "contra account" associated with claims payments and when you record an asset for recoveries associated with claims payments. Please provide us draft disclosure to be included in future periodic reports that comprehensively includes the operation of these policies in your premium revenue and loss reserving policy notes.

7.   Please provide us draft disclosure to be included in future periodic reports that clarifies how and when you record recoveries of claim payments made prior to the AGMH Acquisiton and when the impact of changes in those estimates is recorded in your earnings.

Note 5: Financial Guaranty Contracts Accounted for as Insurance Contracts, page 203

8.   In the table on page 209 you disclose the expected timing of claims losses totaling $1.279 billion as of December 31, 2009, while the acquisition accounting disclosure on page 188 indicates that AGMH carried an unearned premium reserve of $3.779 billion and a claims liability of $1.821 billion at acquisition on July 1, 2009. Please addresses the following comments:

- As AGMH's expected losses at acquisition would be expected to be somewhere between its recorded claim liability of $1.821 billion and the sum of its recorded claim liability and its unearned premium revenue totaling $5.6 billion, please tell us the amount of expected losses of AGMH at acquisition and reconcile that amount to your remaining $1.279 billion of expected losses at December 31, 2009. To the extent that your estimate of AGMH is significantly different from those of its management at acquisition, please explain to us why there is a difference and its impact on your acquisition accounting.

- Please provide us draft disclosure to be included in future periodic reports that separates the disclosure provided in the table on page 209 into those acquired in the AGMH Acquisition and legacy AGL contracts.

- Please provide us draft disclosure to be included in future periodic reports that clarifies how the $1.279 billion in expected loss expenses at December 31, 2009 relates to the $1.027 billion of losses to be paid in the table on page 210.

- Please provide us draft disclosure to be included in future periodic reports that clarifies how the $1.314 billion of expected losses from the table on page 212 relates to the $1.279 billion and 1.027 billion amounts from the previous bullet and reconcile the loss reserve to your balance sheet.

- Please provide us draft disclosure to be included in future periodic reports after the table on page 209 regarding the timing of revenue and claim expense recognition that highlights and quantifies that the unearned premium revenue recorded at acquisition of AGMH of $7.3 billion and reflected in this table differs from the premium cash flows under the contracts and the unearned premium revenue amount recorded by AGMH ($3.8 billion) and the amount of premium receivable ($854 million) at acquisition.

9.   With a view toward understanding how your loss exposures identified in the BIG Transaction Loss Summary on page 212 relate to your overall insurance loss exposures and your estimated recoveries, please provide us draft disclosure to be included in future periodic reports that:

- Clarifies how the insured contractual principal and interest and the number of risks from this table relates to the gross exposures identified in Note 10.

- Clarifies how the recoveries recorded relate to the loss reserve, the number of contracts and the gross exposures identified in footnote 10.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements
Note 6: Financial Guaranty Contracts Accounted for as Insurance Contracts, page 20

10.   On page 37 you disclose a rollforward of the estimated recoveries associated with alleged breaches of representations and warranties. In this rollforward, you disclose a single column that comprises the "development and accretion of discount" during the period. Please provide us draft disclosure to be included in future periodic reports that separately quantifies the amount of this "development and accretion" in terms of:

- New loan files reviewed

- Changes in the success rates in putting back loans
- Changes in the projected default rates for recoveries previously recorded
- Accretion of previous balances

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant